
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2012

Via E-mail
Entegris, Inc.
Gregory Graves, Chief Financial Officer
129 Concord Rd.
Billerica, MA 01821

> **Re: Entegris, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-32598**

Dear Mr. Graves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 36

Results of Operations, page 41

Segment Analysis, pages 44 and 49

1.   In future filings, please revise your segment analysis to provide a comprehensive discussion of the business reasons for changes in the various line items and, in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in the line item. For example, on page 45, you note only that there was an increase in sales volume for all product groups, but you do not disclose the reasons for the increase in sales volumes or how the sales of particular product groups impacted overall net sales in this segment. Similarly, with respect to the microenvironments segment, you do not quantify or explain the business reasons for the change in net sales of data storage and 200mm wafer products versus 300mm process and shipper products, and you do not quantify the factors that led to the overall decline in gross profit for this segment, despite the fact that

net sales remained relatively flat. Please describe specifically how you will present this analysis in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 51

2.   Your disclosure on page 53 indicates that your source of available funds includes cash and equivalents of $273.6 million at December 31, 2011. In future filings please expand your liquidity disclosures to discuss the locations of your cash balances to the extent that material amounts are located outside of the United States.

Investing Activities, page 52

3.   We note your disclosure on page 52 that under the terms of your revolving credit facility you are restricted from making capital expenditures in excess of $60 million during any fiscal year. However, we note that in your earnings call for the fourth quarter of 2011 you state that you anticipate capital expenditures of approximately $70 million in 2012. Please advise us as to the amount you plan to spend in 2012 and whether you anticipate that you will be limited in the amount of your capital expenditures given the restriction in your revolving credit facility. In addition, in future filings, please disclose your material commitments for capital expenditures as of the latest fiscal period. See Item 303(a)(2)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 59

(a) Disclosure Controls and Procedures, page 59

4.   Please confirm, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Notes to the Consolidated Financial Statements

(9) Lease Commitments, page F-15

5.   We note that you have operating leases for certain sales offices and manufacturing facilities, manufacturing equipment, vehicles, information technology equipment and warehouse space. Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this regard, please explain whether these leases contain nonperformance related default covenants, material adverse change clauses, cross-default provisions or subjective default provisions, and if so, how you evaluated such covenants and provisions.

(16) Segment Information, page F-28

6.   We note your disclosure beginning on page six which describe the various types of products within each of your segments. In future filings please disclose the amount of revenue by product as required by ASC Topic 280-10-50-40.

7.   We note your disclosure on page 39 which indicates that you have four asset groups for which there are identifiable cash flows and your disclosure here indicating that you have three reportable segments. Please tell us what your operating segments are and if you have aggregated any operating segments into reportable segments please tell us how you determined this was appropriate. Refer to ASC Topic 280-10-50.

8.   Please revise future filings to reconcile segment profit/loss to consolidated income before income taxes, extraordinary items, and discontinued operations. Please refer to ASC Topic 280-10-50-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief